UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2026

Zhichen Sun
Chief Executive Officer
XChange TEC.INC
Room 613, No.259, Guoxia Road
Yangpu District, Shanghai, 200433
People's Republic of China

Re: XChange TEC.INC
Form 20-F for Fiscal Year Ended September 30, 2024
Form 20-F for Fiscal Year Ended September 30, 2025
File No. 001-39111

Dear Zhichen Sun:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Rivera, Esq.